UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMPIRE RESORTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

JOSEPH E. BERNSTEIN

6663 Casa Grande Way

Del Ray Beach, FL 33446

(561) 499-0764

copies to
Raymond Y. Lin, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10021
(212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph E. Bernstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,316,143

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,316,143

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.88%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D is filed for the purpose of updating and amending information contained in the Schedule 13D filed on January 23, 2004 by Americas Tower Partners, Joseph E. Bernstein and Ralph J. Bernstein, including to delete Americas Tower Partners and Mr. R. Bernstein as filing persons.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 is hereby amended and supplemented as follows:
This Schedule 13D is being filed by Mr. J. Bernstein, an individual who is a citizen of the United States of America (the “Reporting Person”).

On June 2, 2004, Americas Tower Partners distributed its holdings in Empire Resorts, Inc. (“Empire”) to its partners and ceased to be the beneficial owner of more than five percent of the outstanding common stock of Empire and is no longer a reporting person.  See Items 5(a) and 5(c) for additional information.  By reason of the distribution of Americas Tower Partners Holdings, the Reporting Person and Mr. R. Bernstein have ceased jointly reporting their holdings in Empire.  Mr. J.  Bernstein and Mr. R. Bernstein are brothers.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated as follows:

(a)           The Reporting Person beneficially owns 2,316,143 shares of common stock and options to acquire 25,000 shares of common stock, constituting, in the aggregate, approximately 8.88% of Empire’s outstanding common stock as reported in its Quarterly Report on Form 10-QSB for the quarter ending September 30, 2004, of which 98,500 shares are held by him as nominee on behalf of JB Trust.  The Reporting Person disclaims beneficial ownership of the 98,500 shares held by him as nominee on behalf of JB Trust.

Item 5(c) is amended to add the following:

On June 2, 2004, Americas Tower Partners distributed its holdings in Empire consisting of 6,599,294 shares of common stock, to its partners and various donees, of which 2,042,643 shares were distributed to the Reporting Person.

Item 5(e) is amended to add the following:
On June 2, 2004, Americas Tower Partners ceased to be the beneficial owner of more than five percent of Empire’s common stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 12, 2004, the Reporting Person and J.B. Trust (each, a “Stockholder”) entered into a voting agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”) with Concord Associates Limited Partnership (“Concord”) and Sullivan Resorts LLC (“Sullivan,” and together with Concord, the “Transferors”) pursuant to which such Stockholder agreed to vote all shares of common stock of Empire then owned or subsequently acquired, or over which the Stockholder has voting power (together, the “Shares”), in favor of the adoption of that certain Letter Agreement, dated November

12, 2004, between Empire and the Transferors (the “Letter Agreement”), the consummation of the transactions contemplated by the Letter Agreement (the “Contemplated Transactions”), including, without limitation, the transfer of certain resort properties in the Catskills to Empire by the Transferors in exchange for 18,000,000 shares of Empire’s common stock, and any action reasonably required in furtherance of the Contemplated Transactions, and against any actions inconsistent with the foregoing.  Each Stockholder further agreed to vote its Shares against any proposal or offer with respect to (a) (i) a merger, reorganization, share exchange, consolidation or similar transaction involving Empire or any of its subsidiaries, (ii) any purchase of an equity interest representing an amount equal to or greater than a 15% voting or economic interest in Empire and its subsidiaries taken as a whole or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of Empire and its subsidiaries taken as a whole, (b) any alternative transaction involving the acquisition by Empire of hotel, gaming, recreational or resort properties in the Catskills, (c) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Empire under the Letter Agreement or that would reasonably be expected to result in any of the conditions to the obligations of the parties under the Letter Agreement not being fulfilled, and (d) any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the Contemplated Transactions, including any transaction that would result in a breach of the Letter Agreement by Empire.

Subject to certain exemptions, each Stockholder also agreed that from and after November 12, 2004 until the first to occur of (1) the ninety-first (91st) day thereafter, or (2) the record date fixed by Empire for a stockholders meeting with respect to the Contemplated Transactions, not to directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, “Transfer”), or agree or contract to Transfer, any Shares (or any interest therein, including as a trustee or in a similar fiduciary capacity).  Finally, under the Voting Agreements, each Stockholder granted the Transferors an irrevocable proxy with respect to the following matters that may be presented to the stockholders of Empire: (i) votes or consents with respect to the Letter Agreement and the Contemplated Transactions; (ii) votes or consents with respect to any other matter relating to the consummation of the Contemplated Transactions with respect to which such Stockholder may be entitled to vote; (iii) votes or consents with respect to any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Empire under the Letter Agreement or that would reasonably be expected to result in any of the conditions to the obligations of the parties under the Letter Agreement not being fulfilled; (iv) votes or consents with respect to any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the Contemplated Transactions, including any transaction that would result in a breach of the Letter Agreement by Empire; (v) votes or consents relating to any other material change in the corporate structure or business of Empire; (vi) votes or consents in favor and approval of the matters such Stockholder agreed to vote in favor of under the Voting Agreement; and (vii) votes or consents against the matters such Stockholder agreed to vote against under the Voting Agreement.

Each Voting Agreement shall terminate upon the first to occur of (a) the date of termination of the Letter Agreement and (b) the date on which the Contemplated Transactions are consummated.

The Voting Agreements are filed as Exhibits 5 and 6 to this Amendment No. 1 to the Schedule 13D and are incorporated herein by reference.  The foregoing description of the terms and conditions of the Voting Agreements described herein is only a summary of some of the material provisions of such agreements and does not purport to be complete and does not restate such agreements in their entirety.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to delete Joint Filing Agreement previously filed as Exhibit 4 and add the following exhibits:
(4) Voting Agreement, dated as of November 12, 2004, by and among Mr. Joseph Bernstein, Concord Associates Limited Partnership and Sullivan Resorts LLC.
(5) Voting Agreement, dated as of November 12, 2004, by and among JB Trust, Concord Associates Limited Partnership and Sullivan Resorts LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2005
Date
/s/ Joseph E. Bernstein
Signature
Joseph E. Bernstein
Name/Title

Exhibit Index

Exhibit Number	Title
1.

*    Amended and Restated Securities Contribution Agreement, dated as of December 12, 2003, by and among the Issuer, Alpha Monticello, Inc., Catskill, ATP, Monticello Realty L.L.C., Watertone Holdings, LP, New York Gaming, LLC, Fox-Hollow Lane, LLC, Shamrock Strategies, Inc., Clifford A. Ehrlich, BKB, LLC, Robert A. Berman, Philip B. Berman, Scott A. Kaniewski, Kaniewski Family Limited Partnership and KFP Trust.

2.

*    1998 Stock Option Plan (Incorporated by reference, filed with Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with the Commission on August 25, 1999.)

3.	* Irrevocable General Power of Attorney, dated March 10, 1999, executed by the Trustee of the J.B. Trust in favor of Joseph E. Bernstein.

4.	Voting Agreement, dated as of November 12, 2004, by and among Mr. Joseph Bernstein, Concord Associates Limited Partnership and Sullivan Resorts LLC.

5.	Voting Agreement, dated as of November 12, 2004, by and among JB Trust, Concord Associates Limited Partnership and Sullivan Resorts LLC.

*  Previously filed